Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of ViryaNet Limited (the “Company”) for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Winfried A. Burke, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that to the best of his knowledge and belief:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ WINFRIED A. BURKE

Winfried A. Burke

Chief Executive Officer

ViryaNet Ltd.

Dated July 15, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of ViryaNet Limited (the “Company”) for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Albert A. Gabrielli, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that to the best of his knowledge and belief:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ ALBERT A. GABRIELLI

Albert A. Gabrielli, Chief Financial Officer

ViryaNet Limited

Dated July 15, 2003

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